EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the year ended December 31, 2024

Restated previous financial statements and non-reliance to the extent set out in this announcement

Details of investor and analyst presentation

Record Profit, Stable Production and Exploration Success

ST HELIER, Jersey, March 31, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") announces its operating and financial results for the year ended December 31, 2024 (the "Year"). Caledonia also announces the restatement of previous financial statements due to an error that was identified in the accounting interpretation related to the calculation of deferred tax liabilities of Blanket Mine (“Blanket”).

The restatement has no effect on historic reported cash or cashflow statements and has no effect on historic income tax calculations or submissions to the tax authorities.

Further information on the financial and operating results for the Year and the quarter ended December 31, 2024 (the "Quarter" or "Q4"), as well as the restatement, can be found in the Management Discussion and Analysis ("MD&A"), and the Consolidated Audited Financial Statements (“Financial Statements”), which are available on the Company's website and are being filed on SEDAR+ and EDGAR.

Financial Highlights

  Gross revenue of $183.0 million, up from $146.3 million in 2023, reflecting higher gold prices.
  Record gross profit of $77.0 million, up 86% from 2023 driven by a combination of higher gold prices and lower production costs at the Bilboes oxide mine (2023: $41.5 million).
  Net attributable profit of $17.9 million (2023: net loss of $7.9 million).
  Substantially stronger operating cash flow of $42.0 million compared to $14.8 million in 2023.
  Basic IFRS earnings per share (“EPS”) of 91.2 cents (2023: loss per share of 43.6 cents).
  Adjusted EPS1 of 125.2 cents (2023: loss per share of 10.3 cents).
  Net cash and cash equivalents improved to negative $8.7 million (31 December 2023: negative $11.0 million).
  As set out in news releases issued on March 24 and 28, 2025, Caledonia has declared a quarterly dividend of 14 cents per share, payable on April 17, 2025.

Operating Highlights

  Blanket performed well with gold production of 76,656 ounces (2023: 75,416 ounces), within guidance.
  Bilboes oxide mine gold production of 1,645 ounces (2023: 3,050 ounces), reflecting the decision to place the mine on care and maintenance from September 30, 2023.
  Consolidated average realised gold price per ounce2 of $2,347 (2023: $1,910).
  On-mine cost per ounce2 of $1,073 (2023: $1,097).
  All-in sustaining cost (AISC)2 per ounce of $1,506 (2023: $1,499).
  In May 2024, the Company announced a 63% increase in measured and indicated mineral resources and a 26% increase in inferred mineral resources at Blanket.
  Encouraging results announced in November 2024 from the initial exploration programme at Motapa with more exploration work planned at the site in 2025.

______________________________
1 Adjusted EPS excludes net foreign exchange movements (including the deferred tax effect and the non-controlling interest thereon) and deferred tax. A reconciliation of IFRS EPS to Adjusted EPS is set out in section 8 of the MD&A
2 Non-IFRS measures such as “On-mine cost per ounce”, “All-in sustaining cost per ounce”, “average realised gold price per ounce” and “adjusted EPS” are used throughout this announcement. Refer to section 3.2 of the MD&A for a discussion of non-IFRS measures.

Update on Bilboes Feasibility Study

As announced on March 27, 2025, Caledonia, with the support of DRA Projects (Pty) Ltd and other technical consultants, has been making good progress on the Feasibility Study (“FS”) for the Bilboes project.

While the FS was initially targeted for completion in Q1 2025, the Company has decided to extend the timeline to fully explore several material optimisation opportunities that have the potential to enhance project economics and reduce upfront capital requirements.

Key areas of optimisation currently under review include:

  Engaging with the authorities to explore the potential sale of concentrate, which could significantly reduce upfront capital expenditures by deferring the capital expenditure on a BIOX processing circuit, at least in the first few years of production;
  Evaluating the potential relocation of the Tailings Storage Facility to a more efficient site, including on Caledonia’s Motapa property adjacent to Bilboes, where the topography could lead to lower initial construction costs; and
  Incorporating near-term opportunities at Motapa into the FS, following encouraging exploration results in 2024 and the additional exploration and development work planned at Motapa this year.

In addition, Caledonia continues to assess near-term revenue opportunities across its portfolio. In particular, high-grade mineralisation recently identified at Blanket could make a meaningful contribution to the initial capital requirements for Bilboes, providing further flexibility around funding.

The board remains fully committed to maximising shareholder value: this means ensuring that Bilboes is optimised both technically and financially, while continuing discussions with funding partners and relevant authorities in Zimbabwe. The optimisation work is advancing well, and the Company will provide a further update on the expected timing of the FS in due course.

Board and Management Changes

  On February 14, 2025, Mr. Stefan Buys and Ms. Lesley Goldwasser joined the board as independent non-executive directors.
  As previously announced on February 19, 2025 and March 21, 2025, Mr. Chester Goodburn steps down as CFO today and is succeeded by Mr. Ross Jerrard.
  Mr. Johan Holtzhausen is not putting himself forward for reappointment as a director at the next annual general meeting in May 2025. Ms. Tariro Gadzikwa will take over as chair of the Audit Committee provided she is reappointed as a director at the annual general meeting.

Strategy and Outlook

  Capital investment for 2025 is budgeted at $41.0 million, with $34.1 million allocated to Blanket and $6.3 million for the Bilboes and Motapa projects.
  Strong start to 2025 with 11,782 ounces produced at the end of February.
  Caledonia’s strategic focus remains on:
    Maintaining stable production at Blanket while investing in modernising operations to improve efficiency;
    Continuing to optimise Bilboes to maximise net present value per share;
    Continued exploration activities at Blanket and Motapa; and
    Becoming a multi-asset, Zimbabwe-focused gold producer.

Mark Learmonth, Chief Executive Officer, commented:

“2024 was a year of significant progress for Caledonia, both financially and operationally. We delivered solid gold production at Blanket, achieving 76,656 ounces, towards the upper end of our guidance. Our financial performance benefited from a higher gold price environment, which resulted in a significant increase in gross profit and operating cashflows.

“Bilboes remains a highly attractive project, and we are confident that we will find the optimal development method to maximise returns for shareholders. We continue to refine the feasibility study, exploring ways to enhance project economics and reduce upfront capital requirements. We are confident that by taking a disciplined approach we can develop the project in a way that creates long term value while maintaining financial prudence.

“Our strategic vision remains to become a multi-asset, Zimbabwe-focused gold producer that delivers sustainable value for shareholders and respective stakeholders. I would like to thank our team and shareholders for your continued support, and I look forward to another year of progress and growth.”

Restated previous financial statements

In preparation of the Financial Statements, an error was identified in the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The restatement has no effect on historic reported cash or cashflow statements and has no effect on historic income tax calculations or submissions to the tax authorities.

The restatement of financial statements due to this error is summarised below and is qualified in its entirety by the more comprehensive disclosure relating to the restatement in Caledonia’s MD&A.

In October 2018, the local Zimbabwe currency known as RTGS$ was introduced in Zimbabwe at 1:1 to the USD. The RTGS$ was deemed the only legal tender in Zimbabwe, and all liabilities held previously were to be denominated in RTGS$. In 2019, Practice Note 26 (as described in note 3.1.5 of the Financial Statements) required all income tax returns to be calculated in RTGS$ for transactions occurring prior to introducing the multi-currency regime in 2023.

Blanket’s deferred tax liabilities were incorrectly calculated in RTGS$ and accounted for as a monetary item where RTGS$ deferred tax temporary differences were translated to the USD functional currency. Gains related to the devaluation of the deferred tax liabilities were realised in profit or loss. Transactions from 2019 to 2022 affected the deferred tax liability calculation and continued to be denominated in RTGS$ in accordance with the legislated tax regime after the multi-currency regime was introduced. The accounting for the deferred tax liabilities in RTGS$ with the translation to USD remained consistent in all previous consolidated financial statements, yet the carrying value of the deferred tax liabilities should have been denominated in USD rather than RTGS$. The error, stemming from January 1, 2019, was corrected from the earliest period presented in the Financial Statements, as presented in the table below.

Consolidated statements of profit or loss and other comprehensive income
($'000's)	December 31, 2023			December 31, 2022
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange (loss) profit	(2,550)	(4,222)	(6,772)	4,411	(10,088)	(5,677)
Tax expense	(12,810)	–	(12,810)	(16,770)	2,411	(14,359)
(Loss) profit for the year	(618)	(4,222)	(4,840)	22,866	(7,677)	15,189
Total comprehensive income for the year	(1,240)	(4,222)	(5,462)	22,404	(7,677)	14,727
Non-controlling interests	3,580	(558)	3,022	4,963	(1,013)	3,950
Basic (loss) earnings per share ($)	(0.24)	(0.20)	(0.44)	1.36	(0.51)	0.85
Diluted (loss) earnings per share ($)	(0.24)	(0.20)	(0.44)	1.35	(0.50)	0.85

Consolidated statements of financial position ($’000’s)
	December 31, 2023			January 1, 2023
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	63,172	33,971	97,143	50,222	30,307	80,529
Non-controlling interests	24,477	(6,021)	18,456	22,409	(5,463)	16,946
Deferred tax liabilities	6,131	39,992	46,123	5,123	35,770	40,893

Remediation efforts are ongoing and are expected to be completed in the second quarter of 2025. Going forward, management plans to reconsider critical accounting interpretations every 3 years.

The remediation efforts to-date have included engaging and consulting with the external accounting advisors, considering authoritative and non-authoritative guidance available in the accounting literature, and conducting a detailed analysis of deferred tax accounting rules. The management team, including the Chief Executive Officer and Chief Financial Officer, have reaffirmed and re-emphasized the importance of internal control, control consciousness and a strong control environment.

Should these remedial measures be insufficient to address the material weakness described above, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future.

Material weakness and non-reliance on previous financial statements

In the preparation of the Financial Statements, management identified the prior period error and determined that the restatement of financial information presented was necessary. As a result, management has determined that the control over accounting for deferred tax liabilities did not operate effectively and constitutes a material weakness for the annual and interim filings for the period January 1, 2019 to December 31, 2024. Based on the foregoing, each of the previously filed annual and interim financial statements for the annual and interim periods between January 1, 2019 and September 30, 2024 should not be relied upon in respect of the items set out in the tables above.

Commentary

Financial Performance

In 2024, Caledonia achieved a significant financial turnaround, reporting a net attributable profit of $17.9 million, an improvement from the net loss of $7.9 million in 2023. This positive shift was driven by a 23% increase in the average realised gold price, rising to $2,347 per ounce from $1,910 per ounce in 2023 and cost improvements. Gross profit for the year reached $77.0 million, up from $41.5 million in the previous year, reflecting both the higher gold prices and effective cost management.

Operating cash flow also saw an increase to $42.0 million compared to $14.8 million in 2023. This improvement in cash generation has strengthened the company’s financial position, with net cash and cash equivalents improving to negative $8.7 million from negative $11.0 million in the prior year.

Outlook for 2025

Looking ahead, Blanket’s production guidance for 2025 is between 73,500 and 77,500 ounces of gold. On-mine cost per ounce is expected to be between $1,050 and $1,150, reflecting anticipated increases in labour and operating expenses. All-in sustaining cost per ounce is expected to be between $1,690 to $1,790 due to a high level of sustaining capital expenditure as Caledonia continues to invest in Blanket’s future.

Capital investment for 2025 is budgeted at $41.0 million, with $34.1 million allocated to Blanket and $6.3 million designated for the Bilboes and Motapa projects. These investments aim to enhance operational efficiency and support the Company’s growth objectives.

Details of Investor and Analyst Presentation

A presentation for investors and analysts will be held as follows:

When: March 31, 2025 at 2:00pm London time

Topic: Full Year and Q4 2024 Results Call for Investors

Register in advance for this webinar:

https://brrmedia.news/CMCL_Q4

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Panmure (Joint Broker) Scott Mathieson Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR/ IR (UK) Gordon Poole Elfie Kent Fergus Young	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, our plans and timing regarding further exploration and drilling and development, future costs, the development of Bilboes and Motapa, our strategic vision, the potential sale of concentrate, the potential relocation of the Tailings Storage Facility, the high-grade mineralisation at Blanket, the publication of the Bilboes feasibility study, the timing and ability to remediate the deficiency in control over accounting for deferred tax liabilities and the potential of being unable to prevent misstatements from occurring in the future. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations, risks related to potentially being unable to remedy the deficiency in control over accounting for deferred tax liabilities and risks related to potentially being unable to prevent financial statements misstatements in the future. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Condensed Consolidated Statements of profit or loss and Other comprehensive income
($'000's)	3 months ended		12 months ended
	December 31		December 31
	2024	2023	2024	2023	2022
		*Restated		*Restated	*Restated
Revenue	47,515	38,661	183,018	146,314	142,082
Royalty	(2,432)	(1,987)	(9,263)	(7,637)	(7,124)
Production costs	(20,239)	(21,681)	(80,744)	(82,709)	(62,998)
Depreciation	(3,915)	(4,437)	(16,021)	(14,486)	(10,141)
Gross profit	20,929	10,556	76,990	41,482	61,819
Other income	725	136	1,090	263	60
Other expenses	(2,862)	(1,567)	(6,940)	(4,367)	(11,782)
Administrative expenses	(5,429)	(5,539)	(15,658)	(17,429)	(11,941)
Cash-settled share-based expense	278	(165)	(201)	(463)	(609)
Equity-settled share-based expense	(269)	(76)	(1,054)	(640)	(484)
Net foreign exchange profit (loss)	474	(494)	(9,722)	(6,772)	(5,677)
Net derivative financial instrument expense	(335)	(529)	(831)	(1,119)	(1,198)
Operating profit	13,511	2,322	43,674	10,955	30,188
Net finance cost	(787)	(653)	(3,131)	(2,985)	(640)
Profit before tax	12,724	1,669	40,543	7,970	29,548
Tax expense	(5,208)	(4,258)	(17,489)	(12,810)	(14,359)
Profit (loss) for the year	7,516	(2,589)	23,054	(4,840)	15,189
Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(779)	156	(116)	(622)	(462)
Total comprehensive income (loss) for the year	6,737	(2,433)	22,938	(5,462)	14,727

Profit (loss) attributable to:
Owners of the Company	5,865	(3,402)	17,899	(7,862)	11,239
Non-controlling interests	1,651	813	5,155	3,022	3,950
Profit (loss) for the year	7,516	(2,589)	23,054	(4,840)	15,189

Total comprehensive income (loss) attributable to:
Owners of the Company	5,086	(3,246)	17,783	(8,484)	10,777
Non-controlling interests	1,651	813	5,155	3,022	3,950
Total comprehensive income for the year	6,737	(2,433)	22,938	(5,462)	14,727

Earnings (loss) per share (cents)
Basic earnings (loss) per share	29.7	(18.7)	91.2	(43.6)	84.8
Diluted earnings (loss) per share	29.7	(18.7)	91.2	(43.6)	84.7
Adjusted earnings per share (cents)
Basic	44.3	2.1	125.2	(10.3)	217.7
Dividends paid per share (cents)	14.0	14.0	56.0	70.0	50.0

* Refer to section 10 and section 11 of the MD&A.

Summarised Consolidated Statements of Financial Position ($’000’s)
As at	Dec 31	Dec 31	Dec 31
	2024	2023	2022
		*Restated	*Restated
Total non-current assets	287,046	274,074	196,764
Income tax receivable	355	1,120	40
Inventories	23,768	20,304	18,334
Derivative financial assets	–	88	440
Trade and other receivables	12,675	9,952	9,185
Prepayments	6,748	2,538	3,693
Cash and cash equivalents	4,260	6,708	6,735
Assets held for sale	13,512	13,519	–
Total assets	348,364	328,303	235,191
Total non-current liabilities	68,505	63,970	45,061
Cash-settled share-based payment	634	920	1,188
Income tax payable	2,958	10	1,324
Lease liabilities	95	167	132
Loans and borrowings	1,174	–	–
Loan note instruments	855	665	7,104
Trade and other payables	26,647	20,503	17,454
Derivative Financial Liabilities	–	–	–
Overdrafts	12,928	17,740	5,239
Liabilities associated with assets held for sale	104	128	–
Total liabilities	113,900	104,103	77,502
Total equity	234,464	224,200	157,689
Total equity and liabilities	348,364	328,303	235,191

* Refer to section 10 and section 11 of the MD&A.

Condensed Consolidated Statements of Cash Flows
($`000)	2024	2023	2022

Cash inflow from operations	55,438	26,398	49,657
Interest received	26	39	17
Finance costs paid	(2,864)	(2,462)	(192)
Tax paid	(10,645)	(9,206)	(6,866)
Net cash inflow from operating activities	41,955	14,769	42,616

Cash flows used in investing activities
Acquisition of property, plant and equipment	(27,477)	(28,556)	(41,495)
Acquisition of exploration and evaluation assets	(3,835)	(1,837)	(2,596)
Proceeds from derivative financial instruments	–	178	–
Acquisition of Put options	(743)	(946)	(478)
Proceeds from call options	–	–	416
Acquisition of call options	–	–	(176)
Net cash used in investing activities	(32,055)	(31,161)	(44,329)

Cash flows from financing activities
Dividends paid	(12,302)	(11,099)	(8,906)
Payment of lease liabilities	(182)	(184)	(150)
Shares issued – equity raise (net of transaction cost)	–	15,569	–
Proceeds from loans and borrowings	3,000	–	–
Repayments of loans and borrowings	(326)	–	–
Loan notes - Motapa payment	–	(7,250)	–
Loan notes - solar bond issue receipts (net of transaction cost)	1,970	6,895	–
Repayment of gold loan	–	–	(3,698)
Proceeds from share options exercised	37	–	–
Net cash (used in) / from financing activities	(7,803)	3,931	(12,754)

Net increase / (decrease) in cash and cash equivalents	2,097	(12,461)	(14,467)
Effect of exchange rate fluctuations on cash and cash equivalents	267	(67)	(302)
Net cash and cash equivalents at the beginning of the year	(11,032)	1,496	16,265
Net cash and cash equivalents at the end of the year	(8,668)	(11,032)	1,496